CORIUM INTERNATIONAL, Inc.

235 Constitution Drive

Menlo Park, California 94025

July 16, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:Jeffrey Gabor

Re:     Corium International, Inc. Registration Statement on Form S-3 (File No. 333-225497) filed June 7, 2018.

Requested Date: July 18, 2018

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Corium International, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Robert Freedman or Lara Foster, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, to Ms. Foster at (650) 335-7839.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

CORIUM INTERNATIONAL, INC.

By:	/s/ Robert S. Breuil
Robert S. Breuil
Chief Financial Officer

cc:	Peter D. Staple, President and Chief Executive Officer
Corium International, Inc.

Robert A. Freedman, Esq.
Lara E. Foster, Esq.
Fenwick & West LLP